February 28, 2014

Via EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Modern Holdings Incorporated
Registration Statement on Form S-1 (the “Registration Statement”)
Initially Confidentially Submitted on October 3, 2013
CIK No. 941436

Dear Mr. Shuman:

On behalf of Modern Holdings Incorporated (the “Company”), and at the request of members of the Staff of the Commission, we are providing the supplemental information below in response to the oral comments by a member of the Staff via telephone discussion on February 25, 2014 regarding the Merger and the Reorganization.

Capitalized terms used but not defined below shall have the meanings given to them in the Registration Statement.

In the Merger, in addition, to the warrants, the stockholders of Millicom were issued 1.28742236 shares of common stock of MIC-USA for each share of Millicom common stock, for a total of 19,915,328 shares of MIC-USA common stock. In addition, up to an additional 1,731,768 shares were issuable (the “Contingent Shares”) post-closing after the completion of certain audits and payments of certain tax liabilities.

As a result of the Merger, the former shareholders of Millicom owned approximately 46.5% of the outstanding common stock of MIC-USA. If the Contingent Shares were issued in full, the former shareholders of Millicom would have owned approximately 49% of the outstanding common stock of MIC-USA.

E-mail: james.seery@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3315	Newark, New Jersey 07102
Direct Fax: 973.491.3415	Phone: 973.491.3600 \ Fax: 973.491.3555

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

Based upon (i) our review of the records of the of the Company with respect to the Reorganization, (ii) our inquiries to attorneys who were involved with the Reorganization, and (iii) our analysis, from a corporate law standpoint, of the transactions involved in the Reorganization, no stockholder approval was obtained or needed to be obtained in order to effectuate the Reorganization.

Please call the undersigned at (973) 491-3315 with any questions or for any further information. Thank you for your assistance.

Very truly yours,

/s/ James T. Seery

James T. Seery
JTS/rmg

cc:      Henry L. Guy, President and Chief Executive Officer

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